SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )

Under the Securities Exchange Act of 1934

Cellular Biomedicine Group, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

15117P102
(CUSIP Number)

December 28, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117P102

1.	Names of Reporting Persons. Maplebrook Limited I.R.S. Identification Nos. of above persons (entities only). N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,077,253(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,077,253(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 1,077,253
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 7.07%(2)
12.	Type of Reporting Person (See Instructions) CO

(1) RTSing Raffles Limited and RTSing Marina Limited, as the Reporting Person’s corporate directors, can act jointly to dispose of and vote on the securities reported herein in accordance with the Memorandum of Association of the Reporting Person. Britta Pfister, Patricia Tan and Chue Chee Chen, individual directors of both RTSing Raffles Limited and RTSing Marina Limited, have voting and dispositive power over the securities reported herein.
(2) Based on 15,218,607 shares of common stock of the issuer outstanding as of January 31, 2018, including 14,010,270 shares disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2017 and 1,208,334 shares sold in December 2017 as disclosed in the issuer’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on December 21, 2017 and December 28, 2017.

ITEM 1:

(a)  Name of Issuer: Cellular Biomedicine Group, Inc.

 (b)  Address of Issuer’s Principal Executive Offices: 19925 Stevens Creek Blvd., Suite 100
    Cupertino, California 95014

ITEM 2:

(a)  Name of Person Filing: Maplebrook Limited (the “Reporting Person”)

(b)  Address of Principal Business Office or, if None, Residence: P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands

(c)  Citizenship: Cayman Islands

(d)  Title of Class of Securities: Common Stock, par value $0.001

(e)  CUSIP Number: 15117P102

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4:  OWNERSHIP.

(a)  Amount beneficially owned: 1,077,253

(b)  Percent of class: 7.07%

(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	1,077,253
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of:	1,077,253
(iv)	Shared power to dispose or to direct the disposition of	0

RTSing Raffles Limited and RTSing Marina Limited, as the Reporting Person’s corporate directors, can act jointly to dispose of and vote the securities reported herein in accordance with the Memorandum of Association of the Reporting Person. Britta Pfister, Patricia Tan and Chue Chee Chen, individual directors of both RTSing Raffles Limited and RTSing Marina Limited, have voting and dispositive power over the securities reported herein.

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 4.

ITEM 7:   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10:  CERTIFICATIONS.

              By signing below I certify that, to the best of my knowledge and below the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2018	Maplebrook Limited RTSing Raffles Ltd., as Corporate Director
	By:	/s/ Patricia Tan
Name: Patricia Tan Title: Director